ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 3, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:  Natural Health Farm Holdings Inc.

Request for Withdrawal Pursuant to Rule 477
of Post-Effective Amendment No. 1 to Form S-8 filed under form type POS AM
(File No. 333-225398)

Ladies and Gentleman:

On behalf of Natural Health Farm Holdings Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On June 28, 2008, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-8 (File No. 333-225398) under form type POS AM . Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such POS AM filing. The Company refilled Post-Effective Amendment No. 1 to Form S-8 under form type S-8 POS on July 3, 2018.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please do not hesitate to call me at (818) 436-76410.

Sincerely,

/s/ William B. Barnett
William B. Barnett
 Cc:  Tee Chuen Ming, CEO